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12012379

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2012
Washington DC
123

SEC FILE NUMBER
8- 46655

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NYLIFE Distributors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

169 Lackawanna Avenue
(No. and Street)

Parsippany (City) NJ (State) 07054 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Albert W. Leier 973-394-3601 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Albert W. Leier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NYLIFE Distributors LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Vice President-Financial Operations
Title

Crystal D. Corpus
Notary Public of New Jersey
No. 2312547

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NYLIFE Distributors LLC
(An affiliate of New York Life Insurance Company)
Index
December 31, 2011

NYLIFE Distributors LLC

(An affiliate of New York Life Insurance Company)

Statement of Financial Condition

December 31, 2011

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NYLIFE Distributors LLC

(An affiliate of New York Life Insurance Company)

Statement of Financial Condition

December 31, 2011

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Report of Independent Auditors

To the Board of Managers
and Sole Member of
NYLIFE Distributors LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of NYLIFE Distributors LLC (the "Company") at December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in this financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As disclosed in Note 5 to the financial statements, the Company has significant transactions with New York Life Insurance Company and its affiliates. Because of these relationships, it is possible that the terms of the transactions are not the same as those that would result from transactions among wholly unrelated parties.

PricewaterhouseCoopers LLP

February 24, 2012

NYLIFE Distributors LLC
(An affiliate of New York Life Insurance Company)
Statement of Financial Condition
December 31, 2011

Assets		
Cash and cash equivalents	$	34,113,931
Investments in affiliated mutual funds - at fair value		17,676,543
Receivable from affiliated mutual funds		7,647,245
Receivable from non-affiliated mutual funds		7,919,794
Receivable from affiliates		1,192,198
Federal income taxes receivable from New York Life Insurance Company		1,348,398
Other assets		253,037
Deferred distribution costs, net of accumulated amortization of $179,876,259		18,515,640
Total assets	$	88,666,786
Liabilities and Member's Equity		
Payable to New York Life Investment Management LLC	$	23,463,603
Payable to NYLIFE Securities LLC		1,773,502
Payable to New York Life Insurance Company		6,742,485
Payable to New York Life Insurance and Annuity Corporation		1,216,397
Payable to MacKay Shields LLC		419,793
Payable to McMorgan & Company LLC		472,767
Accounts payable and accrued liabilities		8,082,690
Deferred income taxes		5,167,429
Total liabilities		47,338,666
Member's equity		41,328,120
Total liabilities and member's equity	$	88,666,786

The accompanying notes are an integral part of these financial statements.

1. Organization and Business

NYLIFE Distributors LLC (the "Company") is a Delaware limited liability company and a wholly owned subsidiary of New York Life Investment Management Holdings LLC ("Holdings"), which is a wholly owned subsidiary of New York Life Insurance Company ("NYLIC"). The Company is registered with the Securities and Exchange Commission (the "SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company acts as distributor for a number of affiliated mutual funds. The Company also provides services to non-affiliated mutual funds that are investment options in employee benefit plans administered by an affiliate.

2. Summary of Significant Accounting Policies

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America ("U.S.GAAP"), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

Short-term investments with maturities of three months or less are considered cash equivalents. At December 31, 2011, such short-term investments consisted of commercial paper of multiple issuers carried at its cost plus accrued interest, which approximates fair value, of $28,698,960.

Investments

The Company's investments in affiliated mutual funds are carried at fair value. Investments in affiliated mutual funds are valued at net asset value.

Deferred Distribution Costs

Deferred distribution costs appearing on the Statement of Financial Condition relate to commission expenses associated with the distribution of Class B and C shares of the affiliated mutual funds which are deferred and amortized on a straight-line basis over a six, four or one year period.

Securities Transactions

Securities transactions are recorded as of the trade date.

Income Taxes

For U.S. federal income tax purposes, the Company is treated as a limited liability company whose federal taxable income flows through to its ultimate parent, NYLIC, and is included in the group's U.S. federal consolidated income tax return. The consolidated income tax provision or benefit is allocated among the members of the group in accordance with a tax allocation agreement. The tax allocation agreement provides that the Company is allocated its share of the consolidated tax provision or benefit, determined generally on a separate company basis and may, where applicable, include the tax benefits of operating or capital losses utilizable in NYLIC's consolidated return. Intercompany tax balances are generally settled quarterly on an estimated basis with a final settlement within 30 days of the filing of the consolidated return. Current federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year and any adjustments to such estimates from prior years.

State and local tax returns are generally filed separately. In those cases where the Company's results are included with NYLIC's state tax filings, the Company is charged or credited for state taxes paid by NYLIC only to the extent that the Company's income/loss increases or reduces NYLIC's state tax liability based on written premiums. However, in years where NYLIC's own income level requires it to pay a state tax based on written premiums and the Company's income/loss does not affect NYLIC's state tax liability on this basis, no state tax liability or benefit is allocated to the Company pursuant to the tax allocation agreement.

Deferred federal income tax assets and liabilities are recognized for expected future tax consequences of temporary differences between U.S. GAAP and taxable income. Temporary differences are identified and measured using a balance sheet approach whereby U.S. GAAP and tax balance sheets are compared. Deferred income taxes are generally recognized based on enacted tax rates and a valuation allowance is recorded if it is more likely than not that any portion of the deferred tax asset will not be realized.

In accordance with the authoritative guidance related to income taxes, the Company determines whether it is more-likely-than-not that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. The Company did not have any uncertain tax positions as of December 31, 2011.

Guarantees

In the normal course of business, the Company enters into contracts that contain a variety of representations, warranties and indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve potential future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

Business Risks and Uncertainties

Weak market performance may adversely affect sales of affiliated mutual funds and cause potential purchasers of the funds to refrain from new or additional investments, and may cause current investors to withdraw from the market or reduce their rates of ongoing investment. Revenues of the Company are to a large extent based on fees related to the value of shareholder investments in affiliated mutual funds. Consequently, poor equity market performance limits fee revenues and could impact the carrying value of certain assets.

3. Fair Value Measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative guidance around fair value establishes a framework for measuring fair value that includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement.

The levels of fair value hierarchy are based on the inputs to the valuation as follows:

Level 1 Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market. This would include open-ended mutual funds with a daily net asset value ("NAV"), and no restriction. This category includes the Company's investment in affiliated mutual funds, as discussed in Note 3.

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active, or other model driven inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. This category includes the Company's investment in commercial paper, as discussed in Note 2.

Level 3 Instruments whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions in pricing the asset or liability. Pricing may also be based upon broker quotes that do not represent an offer to transact. The company does not have any investments which would be included in this category.

The following table represents the balances of assets measured at fair value on a recurring basis as of December 31, 2011:

	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total
Affiliated mutual funds	$ 17,676,543	$ -	$ -	$ 17,676,543
Cash equivalents	-	29,882,336	-	29,882,336
Total assets accounted for at fair value on a recurring basis	$ 17,676,543	$ 29,882,336	$ -	$ 47,558,879

During the twelve months ended December 31, 2011, there were no transfers between Levels 1 and 2.

4. Related Party Transactions

The Company continues to be dependent on funding from Holdings to finance its various operations.

The Company is party to service agreements with NYLIC and New York Life Investment Management LLC ("NYL Investments"), a wholly owned subsidiary of Holdings, whereby NYLIC and NYL Investments provide services, including personnel, office, legal, accounting, administrative and other services for which the Company is charged. The Company is charged for these services based upon (a) actual costs incurred, where they are separately identifiable and (b) allocation of costs incurred by NYLIC or NYL Investments developed principally through analyses of time spent on matters relating to the Company.

The Company earns distribution, service and redemption fees, which are described below, pursuant to the terms of various agreements with several affiliated mutual funds (MainStay Funds, Eclipse Funds, Eclipse Funds Inc., MainStay VP Funds Trust ("VP Funds"), and the MainStay Funds Trust). The amounts receivable under these agreements are included in the receivable from affiliated mutual funds on the accompanying Statement of Financial Condition.

As distributor of the Funds, the Company has entered into various agreements under which certain Funds have adopted Plans of Distribution (the "Plans") pursuant to Rule 12b-1 under the Investment Company Act of 1940. Although the Plans are required to be approved annually by Trustees of the Funds, the management of the Company believes that such annual approval will continue indefinitely.

The Company receives a distribution fee at either an annualized rate of 0.75% or 0.25% of the average daily net asset value of certain share classes of certain Funds under each of the Plans. The amount of distribution fees receivable at December 31, 2011 was $2,197,352.

The Company also receives a service fee at the annualized rate of 0.25% of the average daily net assets of certain share classes of certain Funds as compensation for services rendered to shareholders of the Funds and the maintenance of shareholder accounts. The amount of service fees receivable at December 31, 2011 was $3,604,711.

The Company receives a fee on certain redemptions of products it distributes for which no initial sales charge was received, at rates which decline from 5.0% to 0% of the net asset value of shares redeemed over a six year period. The amount of redemption fees receivable at December 31, 2011 was $161,108.

The Company receives an initial sales charge on sales of certain Fund shares subject to rates that decline from 5.5% to 0% of the offering price depending on the size of the investment. The amount of concessions receivable at December 31, 2011 was $284,186.

The Company receives a service fee at the annualized rate of 0.25% of the average daily net assets of the VP Funds Service Class. The VP Funds are an investment option for certain variable annuity and variable life insurance products offered by New York Life Insurance and Annuity Corporation ("NYLIAC"). NYLIAC is a wholly owned subsidiary of NYLIC. Pursuant to a service agreement, the Company pays these service fees to NYLIAC for servicing shareholder accounts. The amount of fees receivable at December 31, 2011 is $1,399,889.

The Company has entered into an agreement with NYLINK Insurance Agency Incorporated ("NYLINK"), an affiliate, for the referral of third parties interested in purchasing corporate owned life insurance policies offered through NYLINK. The amount of referral fees receivable at December 31, 2011 was $86,980 and is included in the receivable from affiliates on the accompanying Statement of Financial Condition.

In connection with agreements the Company has with certain financial intermediaries, the Company receives from NYLIM Service Company LLC ("NYLIM Services"), an affiliate, a fee attributable to that portion of the administrative and support fees charged to the Funds by NYLIM Services, which are related to the portion of such administrative services provided by the financial intermediaries. The amount of such fees receivable at December 31, 2011 was $632,451 and is included in receivable from affiliates in the accompanying Statement of Financial Condition.

In accordance with the terms of agreements with MacKay Shields LLC, McMorgan & Company LLC and NYLCAP Manager LLC, affiliates, the Company made payments for supporting and consulting services regarding the procurement of assets to be managed by either an affiliated or unaffiliated investment management company. Such expenses amounted to $2,959,435 in 2011.

The Company made payments for services rendered by New York Life Trust Company, an affiliate, which acts as trustee for various 401(k) small plan clients. The amount payable for such services at December 31, 2011 was $5,188 and is included in accounts payable and accrued liabilities on the accompanying Statement of Financial Condition.

NYLIFE Securities LLC ("Securities"), an affiliate, and the Company have entered into a soliciting dealer agreement whereby the Company pays Securities a commission for sales of the Funds' shares by registered representatives of Securities.

5. Income Taxes

Pursuant to the tax allocation agreement (see Note 2 Significant Accounting Policies), as of December 31, 2011, the Company recorded on income tax receivable from NYLIC of $1,348,398.

Deferred income taxes are generally recognized, based on enacted tax rates, when assets and liabilities have different values for financial statement and tax purposes. The Company's management has concluded that the deferred tax assets are more likely than not to be realized. Therefore, no valuation allowance has been provided.

The components of the net deferred tax liability of $5,167,429 reported in the accompanying Statement of Financial Condition as of December 31, 2011 are attributable to the following temporary differences:

Deferred distribution costs	$ 5,432,301
Depreciation	(12,491)
Unrealized investment loss	(252,381)
Net deferred tax liability	$ 5,167,429

NYLIC's federal income tax returns are routinely examined by the Internal Revenue Service ("IRS") and provisions are made in the financial statements in anticipation of the results of these audits.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $8,717,297, which was $5,905,880 in excess of its required net capital of $2,811,417, and the ratio of aggregate indebtedness to net capital was 4.84 to 1.

7. Subsequent Events

As of February 24, 2012 the date these financial statements were available to be issued, there have been no events occurring subsequent to the close of the books or accounts for this statement that would have a material effect on the financial condition of the Company.

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Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

To the Board of Managers and
Sole Member of NYLIFE Distributors LLC

In planning and performing our audit of the financial statements of NYLIFE Distributors LLC (the "Company") as of December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17 a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

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safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Managers and Sole Member of NYLIFE Distributors LLC, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 24, 2012

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